Filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Filing Person: Kindred Healthcare, Inc.

Commission File No.: 001-14057

Subject Company: RehabCare Group, Inc.

Commission File No.: 001-14655

FORM OF EMAIL FROM PAUL DIAZ

As you may already be aware, Kindred announced this morning a definitive agreement to purchase RehabCare Group. I will be calling you to discuss this in the next few days, but I wanted to communicate this news directly to you given how closely we’ve worked together and to explain our strategic rationale for this combination.

Simply put, this transaction advances Kindred’s publicly stated strategy to broaden our service offerings across the post-acute continuum, to define the appropriate role for each post-acute provider type, and to strengthen our national scale to support innovation and quality initiatives in local healthcare delivery markets. Even more important, the combination of the two companies brings together thousands of dedicated physicians, nurses, therapists and other clinicians to advance our shared goal of improving the care and lives of the patients we all serve. We think this combination adds to Kindred’s capacity in local markets to partner with hospitals, health systems and managed care payers to manage a post-acute episode of care, whether in the context of supporting formation of ACOs or to assist with the financial and clinical imperative to reduce avoidable re-hospitalizations.

In addition, adding RehabCare Group’s LTACs to our existing portfolio only underscores our commitment to the critical role that LTACs play in meeting the needs of our nation’s most medically complex patients. And it also underscores our commitment to continue to work towards LTAC certification criteria legislation in 2011!

I have also attached a PDF copy of our 2010 Quality and Social Responsibility Report, released last night. Kindred remains committed to being transparent about our quality results and our ongoing efforts to improve person-centered care coordination, transitions in care and advancing the policy goal of continuing the care in a more integrated, cost-effective way. I’m very proud of what we’ve been able to accomplish as a sector and look forward to your comments on our report.

The attached release provides more background on the transaction and I welcome any questions you have. In the meantime, I look forward to catching up with you soon to discuss this and other issues in more detail.

All the Best,

Paul

Additional Information About this Transaction

In connection with the proposed transaction with RehabCare Group, Inc. (“RehabCare”), Kindred Healthcare, Inc. (“Kindred”) will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a joint proxy statement of Kindred and RehabCare that also constitutes a prospectus of Kindred. Kindred and RehabCare will mail the definitive proxy statement/prospectus to their respective stockholders. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE

PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus (when available) and other related documents filed by Kindred and RehabCare with the SEC at the SEC’s website at www.sec.gov. The joint proxy statement/prospectus (when available) and the other documents filed by Kindred and RehabCare with the SEC may also be obtained for free by accessing Kindred’s website at www.kindredhealthcare.com and clicking on the “Investors” link and then clicking on the link for “SEC Filings” or by accessing RehabCare’s website at www.rehabcare.com and clicking on the “Investor Information” link and then clicking on the link for “SEC Filings”.

Participants in this Transaction

Kindred, RehabCare and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from their respective stockholders in favor of the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of stockholders in connection with the proposed transaction will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Kindred’s executive officers and directors in Kindred’s definitive proxy statement filed with the SEC on April 1, 2010. You can find information about RehabCare’s executive officers and directors in its definitive proxy statement filed with the SEC on March 23, 2010. You can obtain free copies of these documents from Kindred or RehabCare, respectively, using the contact information above.

Forward-Looking Statements

Information set forth in this letter contains forward-looking statements, which involve a number of risks and uncertainties. Kindred and RehabCare caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Kindred and RehabCare, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: (a) the receipt of all required licensure and regulatory approvals and the satisfaction of the closing conditions to the acquisition of RehabCare by Kindred, including approval of the pending transaction by the shareholders of the respective companies, and Kindred’s ability to complete the required financing as contemplated by the financing commitment; (b) Kindred’s ability to integrate the operations of the acquired hospitals and rehabilitation services operations and realize the anticipated revenues, economies of scale, cost synergies and productivity gains in connection with the RehabCare acquisition and any other acquisitions that may be undertaken during 2011, as and when planned, including the potential for unanticipated issues, expenses and liabilities associated with those acquisitions and the risk that RehabCare fails to meet its expected financial and operating targets; (c) the potential for diversion of management time and resources in seeking to complete the RehabCare acquisition and integrate its operations; (d) the potential failure to retain key employees of RehabCare; (e) the impact of Kindred’s significantly increased levels of indebtedness as a result of the RehabCare acquisition on Kindred’s funding costs, operating flexibility and ability to fund ongoing operations with additional borrowings, particularly in light of ongoing volatility in the credit and capital markets; (f) the potential for dilution to Kindred stockholders as a result of the RehabCare acquisition; and (g) the ability of the Company to operate pursuant to the terms of its debt obligations, including Kindred’s obligations under financings undertaken to complete the RehabCare acquisition, and the ability of Kindred to operate pursuant to its master lease agreements with Ventas, Inc. (NYSE:VTR). Additional factors that may affect future results are contained in Kindred’s and RehabCare’s filings with the SEC, which are available at the SEC’s web site at www.sec.gov. Many of these factors are beyond the control of Kindred or RehabCare. Kindred and RehabCare disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.

Contact:	Susan E. Moss Vice President, Communications (502) 596-7296

KINDRED HEALTHCARE ANNOUNCES DATE OF YEAR-END CONFERENCE CALL

AND ISSUES 2010 QUALITY AND SOCIAL RESPONSIBILITY REPORT

LOUISVILLE, Ky. (February 7, 2011) – Kindred Healthcare, Inc. (the “Company”) (NYSE:KND) announced today that it will provide an online, real-time webcast of its conference call covering fourth quarter and year-end 2010 operating results on Tuesday, February 8, 2011, at 8:30 a.m. Eastern Time. The Company will issue its fourth quarter and year-end 2010 earnings release before the market opens on Tuesday, February 8, 2011.

The Company also announced that it has issued its 2010 Quality and Social Responsibility Report, which outlines the Company’s continued commitment to improving person-centered care coordination, the core of its “Continue the Care” strategy, and its progress in improving quality indicators, clinical outcomes and customer satisfaction in each of its service lines.

In 2010, the Company’s long-term acute care hospitals and nursing and rehabilitation centers continued to outperform national benchmarks in key quality indicators while caring for sicker patients and investing in additional clinical resources to meet their needs. This has resulted in decreased length of stay, fewer re-hospitalizations and more patients going home sooner at a lower cost to the healthcare system. Similarly, the physical, occupational and speech therapy services provided by the Company’s Peoplefirst division led to a 76.4% improvement in function for patients from what they were able to do on admission.

The report also features the Company’s innovative partnerships in integrated care coordination, as well as its continuing investment in its nearly 57,000 dedicated and compassionate employees and the communities it serves. The report is available at www.kindredhealthcare.com/our-company/our-quality.

Paul J. Diaz, President and Chief Executive Officer of the Company, commented on the release of the Report noting, “The Company is proud to issue its fourth annual Quality and Social Responsibility Report to fulfill our commitment to be transparent about our quality results and our ongoing efforts to improve the care and services for our patients and residents.”

Mr. Diaz noted that the Report links the Company’s quality initiatives with its Continue the Care and Cluster Market strategies. “Both policymakers and the private markets are demanding that healthcare providers participate in coordinated care strategies to improve quality, reduce avoidable hospitalizations and reduce costs. Kindred’s cluster market strategy is designed to leverage Kindred’s national scale to build a continuum of post-acute services in local healthcare delivery markets to achieve these shared goals. Kindred is aggressively developing a post-acute continuum of service lines

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680 South Fourth Street    Louisville, Kentucky 40202

502.596.7300        www.kindredhealthcare.com

Kindred Healthcare Announces Date of Year-End Conference Call and Issues 2010 Quality and Social

Responsibility Report

February 7, 2011

in local markets — long-term acute care hospitals, inpatient rehabilitation facilities, subacute or transitional care, long-term care including Alzheimer’s and dementia care, and home care and hospice services — in order to partner with hospitals, health systems and payers to better manage episodes of care while at the same time improving quality and reducing costs.”

The live broadcast of the Company’s quarterly conference call will be available online at www.earnings.com and at the Company’s website, http://investors.kindredhealthcare.com, on February 8, 2011, beginning at 8:30 a.m. Eastern Time. The online replay will be available on the websites www.earnings.com and http://investors.kindredhealthcare.com at approximately 11:30 a.m. and continue for 30 days.

About Kindred Healthcare

Kindred Healthcare, Inc., a top-200 private employer in the United States, is a FORTUNE 500 healthcare services company based in Louisville, Kentucky with annual revenues of over $4.3 billion and approximately 56,800 employees in 40 states. At December 31, 2010, Kindred through its subsidiaries provided healthcare services in 696 locations, including 89 long-term acute care hospitals, 226 nursing and rehabilitation centers and a contract rehabilitation services business, Peoplefirst rehabilitation services, which served 381 non-affiliated facilities. Ranked as one of Fortune magazine’s Most Admired Healthcare Companies in 2009 and 2010, Kindred’s mission is to promote healing, provide hope, preserve dignity and produce value for each patient, resident, family member, customer, employee and shareholder we serve. For more information, go to www.kindredhealthcare.com.

– END –

Additional Information About this Transaction

In connection with the proposed transaction with RehabCare Group, Inc. (“RehabCare”), Kindred Healthcare, Inc. (“Kindred”) will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a joint proxy statement of Kindred and RehabCare that also constitutes a prospectus of Kindred. Kindred and RehabCare will mail the definitive proxy statement/prospectus to their respective stockholders. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus (when available) and other related documents filed by Kindred and RehabCare with the SEC at the SEC’s website at www.sec.gov. The joint proxy statement/prospectus (when available) and the other documents filed by Kindred and RehabCare with the SEC may also be obtained for free by accessing Kindred’s website at www.kindredhealthcare.com and clicking on the “Investors” link and then clicking on the link for “SEC Filings” or by accessing RehabCare’s website at www.rehabcare.com and clicking on the “Investor Information” link and then clicking on the link for “SEC Filings”.

Participants in this Transaction

Kindred, RehabCare and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from their respective stockholders in favor of the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of stockholders in connection with the proposed transaction will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Kindred’s executive officers and directors in Kindred’s definitive proxy statement filed with the SEC on April 1, 2010. You can find information about RehabCare’s executive officers and directors in its

Kindred Healthcare Announces Date of Year-End Conference Call and Issues 2010 Quality and Social

Responsibility Report

February 7, 2011

definitive proxy statement filed with the SEC on March 23, 2010. You can obtain free copies of these documents from Kindred or RehabCare, respectively, using the contact information above.

Forward-Looking Statements

Information set forth herein contains forward-looking statements, which involve a number of risks and uncertainties. Kindred and RehabCare caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Kindred and RehabCare, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: (a) the receipt of all required licensure and regulatory approvals and the satisfaction of the closing conditions to the acquisition of RehabCare by Kindred, including approval of the pending transaction by the shareholders of the respective companies, and Kindred’s ability to complete the required financing as contemplated by the financing commitment; (b) Kindred’s ability to integrate the operations of the acquired hospitals and rehabilitation services operations and realize the anticipated revenues, economies of scale, cost synergies and productivity gains in connection with the RehabCare acquisition and any other acquisitions that may be undertaken during 2011, as and when planned, including the potential for unanticipated issues, expenses and liabilities associated with those acquisitions and the risk that RehabCare fails to meet its expected financial and operating targets; (c) the potential for diversion of management time and resources in seeking to complete the RehabCare acquisition and integrate its operations; (d) the potential failure to retain key employees of RehabCare; (e) the impact of Kindred’s significantly increased levels of indebtedness as a result of the RehabCare acquisition on Kindred’s funding costs, operating flexibility and ability to fund ongoing operations with additional borrowings, particularly in light of ongoing volatility in the credit and capital markets; (f) the potential for dilution to Kindred stockholders as a result of the RehabCare acquisition; and (g) the ability of the Company to operate pursuant to the terms of its debt obligations, including Kindred’s obligations under financings undertaken to complete the RehabCare acquisition, and the ability of Kindred to operate pursuant to its master lease agreements with Ventas, Inc. (NYSE:VTR). Additional factors that may affect future results are contained in Kindred’s and RehabCare’s filings with the SEC, which are available at the SEC’s web site at www.sec.gov. Many of these factors are beyond the control of Kindred or RehabCare. Kindred and RehabCare disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.

Contact:	Richard A. Lechleiter	Contact:	Jay W. Shreiner
	Executive Vice President and Chief Financial Officer (502) 596-7734		Executive Vice President and Chief Financial Officer (314) 659-2189

KINDRED HEALTHCARE TO ACQUIRE REHABCARE GROUP

Merger Would Create the Premier Provider of Post-Acute Healthcare Services in the United States

with over $6 Billion in Annual Revenues and Operations in 46 States

Transaction Expected to be Highly Accretive to Kindred Earnings and Create Significant Value

to Stockholders of Both Companies

LOUISVILLE, Ky. and ST. LOUIS, Mo. (February 8, 2011) – Kindred Healthcare, Inc. (“Kindred”) (NYSE:KND) and RehabCare Group, Inc. (“RehabCare”) (NYSE:RHB) today jointly announced the signing of a definitive merger agreement under which Kindred will acquire RehabCare.

Under the terms of the merger agreement, each stockholder of RehabCare common stock will receive $26 per share in cash and 0.471 of a share of Kindred common stock. Based upon the average value of Kindred common stock, as defined, during the ten trading days preceding the signing of the merger agreement, each RehabCare stockholder will receive consideration with a current value of approximately $35 per share. Kindred expects to issue approximately 12 million shares in connection with the pending transaction. The aggregate value of the pending transaction approximates $1.3 billion, including approximately $400 million of existing indebtedness.

This transaction will create the largest post-acute healthcare services company in the United States with over $6 billion in annual revenues and operations in 46 states. The combined company will operate 118 long-term acute care (“LTAC”) hospitals with 8,492 licensed beds, 226 nursing and rehabilitation centers with 27,442 licensed beds, 121 inpatient rehabilitation (“IRF”) hospitals (primarily hospital-based units) and 1,808 hospital, nursing center and assisted living rehabilitation therapy services contracts across the country.

The merger agreement was unanimously approved by the Board of Directors of both Kindred and RehabCare. Under the terms of the merger agreement, two members of the RehabCare Board of Directors will join the Kindred Board following consummation of the transaction.

Kindred believes the transaction will be highly accretive to earnings and operating cash flows, exclusive of one-time items related primarily to the pending merger, immediately upon closing. In connection with the pending transaction, Kindred expects the combined company to achieve operating synergies of approximately $40 million within a period of two years following consummation of the acquisition, with $25 million expected in the first year after closing.

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680 South Fourth Street    Louisville, Kentucky 40202

502.596.7300        www.kindredhealthcare.com

Kindred Healthcare To Acquire RehabCare Group

February 8, 2011

Kindred has obtained a financing commitment from JPMorgan Chase Bank, N.A., Morgan Stanley Senior Funding, Inc. and Citigroup Global Markets Inc. in connection with the pending transaction. Subject to certain conditions as well as market conditions, the Company expects to have in place approximately $1.9 billion of long-term financing, of which approximately $1.6 billion is expected to be outstanding at the time of consummation of the pending transaction.

The RehabCare acquisition is subject to certain conditions, including approvals by the stockholders of both companies, consummation of financing in accordance with the commitment letters, clearance of the notification to the Federal Trade Commission under the provisions of the Hart-Scott-Rodino Act of 1976, as amended, and the receipt of certain licensure and regulatory approvals. It is expected that the pending transaction will be completed on or about June 30, 2011.

Paul J. Diaz, President and Chief Executive Officer of Kindred, commented, “We are excited to announce the RehabCare acquisition and we believe that the combination will be highly accretive for Kindred stockholders, provide significant long-term strategic benefits to the stockholders of both companies and enhance our future growth prospects. The expansion of our size and scale and the opportunities to integrate RehabCare’s LTAC and IRF hospitals and rehabilitation therapy contract business with our operations will create a stronger company both nationally and locally and create value for all of our constituents in the communities we serve. We are particularly excited about the opportunity to add RehabCare’s services in our cluster markets and inpatient rehabilitation services to our service offerings. Together with our growing home care and hospice businesses, the merger offers our patients an expanded continuum of services and the opportunity for us to “Continue the Care” for our patients and residents through an entire episode of treatment and recovery.”

Mr. Diaz also commented, “I know that all my colleagues at Kindred join me in welcoming the RehabCare team as we jointly pursue the closing of this transaction and the building together of a great new company that is committed to ensuring that our patients and residents continue to receive the best care on their journey to recovery.”

John H. Short, Ph.D., President and Chief Executive Officer of RehabCare, noted, “Our combination with Kindred delivers significant value to our stockholders and provides an opportunity to share in the future growth of the combined company. We share the same commitment to delivering leading-edge post-acute care that improves lives, and we expect our patients, healthcare partners and professionals to benefit from the blending of our organizations.”

Morgan Stanley is acting as financial advisor to Kindred, and Cleary Gottlieb Steen & Hamilton LLP is acting as its legal advisor.

CitiGroup, Inc. is acting as financial advisor to RehabCare, Armstrong Teasdale, LLP is acting as its legal advisor and Bryan Cave LLP is acting as legal advisor to its Board of Directors.

In connection with the pending transaction, Kindred has suspended its fiscal 2011 earnings guidance.

Pro Forma Financial Information

In connection with today’s announcement of the RehabCare acquisition, Kindred provided certain pro forma financial projections so that investors could more easily assess and value the combined company.

The pro forma financial projections included in this press release assume that the pending transaction was consummated on January 1, 2011 and include the projected results of the combined company for the year ended December 31, 2011. Non-recurring costs and expenses associated with the pending transaction have been excluded from the pro forma financial projections. The pro forma financial projections assume that Kindred will realize approximately $25 million of operating synergies in the first year following consummation of the transaction.

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Kindred Healthcare To Acquire RehabCare Group

February 8, 2011

Based upon the pro forma financial projections, revenues for the combined company should approximate $6.2 billion for the year ended December 31, 2011. Operating income, or earnings before interest, income taxes, depreciation, amortization and rent, is expected to range from $892 million to $909 million. Rent expense is expected to approximate $422 million, while depreciation, amortization and net interest expense are expected to approximate $303 million. Income from continuing operations for the year could approximate $101 million to $111 million or $1.95 to $2.15 per diluted share (based upon diluted shares of 51.2 million).

Mr. Diaz commented, “The RehabCare acquisition offers a unique opportunity for significant growth and earnings accretion for Kindred stockholders without excessive leverage. We expect that the adjusted debt of the combined company, using a factor of six times rents, should approximate 4.5 at the end of 2011. This compares to Kindred’s stand-alone adjusted leverage of 4.4 at December 31, 2010. In addition, the combined company’s ability to generate considerable operating cash flows will allow for significant pay-downs of debt over the next few years.”

Conference Call

A joint conference call to discuss the pending transaction will be held at 8:30 a.m. EST on Tuesday February 8, 2011. The conference call can be accessed by dialing (913) 312-1305. Investors can access a live webcast of the conference call through a link on Kindred’s website at www.kindredhealthcare.com.

A telephone replay of the conference call will be available at approximately 11:30 a.m. on February 8 by dialing (719) 457-0820, access code: 7191328. The replay will be available through February 16.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements regarding Kindred’s and RehabCare’s expected future financial position, results of operations, cash flows, financing plans, business strategy, budgets, capital expenditures, competitive positions, growth opportunities, plans and objectives of management and statements containing the words such as “anticipate,” “approximate,” “believe,” “plan,” “estimate,” “expect,” “project,” “could,” “should,” “will,” “intend,” “may” and other similar expressions, are forward-looking statements.

Such forward-looking statements are inherently uncertain. In particular, the pro forma financial projections included in this press release reflect Kindred management’s assumptions and estimates as of the date hereof. While Kindred management believes these assumptions and estimates to be reasonable in light of the facts and circumstances known as of the date hereof, the projections are necessarily speculative in nature. Many of these assumptions and estimates are driven by factors beyond the control of Kindred or RehabCare, and it can be expected that one or more of them will not materialize as expected or will vary significantly from actual results. No independent accountants have provided any assurance with respect to these projections. Moreover, Kindred does not undertake any obligation to update projections and does not intend to do so. Accordingly, you should not place undue reliance on these projections or any of the other forward-looking statements in this press release, which are likewise subject to numerous uncertainties, and you should consider all of such information in light of the various risks identified in this press release and in the reports filed by Kindred and RehabCare with the Securities and Exchange Commission (the “SEC”), as well as the other information that Kindred and RehabCare provide with respect to the pending acquisition.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: (a) the receipt of all required licensure and regulatory approvals and the satisfaction of the closing conditions to the acquisition of RehabCare by Kindred, including approval of the pending transaction by the shareholders of the respective companies, and Kindred’s ability to complete the required financing as contemplated

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Kindred Healthcare To Acquire RehabCare Group

February 8, 2011

by the financing commitment; (b) Kindred’s ability to integrate the operations of the acquired hospitals and rehabilitation services operations and realize the anticipated revenues, economies of scale, cost synergies and productivity gains in connection with the RehabCare acquisition and any other acquisitions that may be undertaken during 2011, as and when planned, including the potential for unanticipated issues, expenses and liabilities associated with those acquisitions and the risk that RehabCare fails to meet its expected financial and operating targets; (c) the potential for diversion of management time and resources in seeking to complete the RehabCare acquisition and integrate its operations; (d) the potential failure to retain key employees of RehabCare; (e) the impact of Kindred’s significantly increased levels of indebtedness as a result of the RehabCare acquisition on Kindred’s funding costs, operating flexibility and ability to fund ongoing operations with additional borrowings, particularly in light of ongoing volatility in the credit and capital markets; (f) the potential for dilution to Kindred stockholders as a result of the RehabCare acquisition; and (g) the ability of the Company to operate pursuant to the terms of its debt obligations, including Kindred’s obligations under financings undertaken to complete the RehabCare acquisition, and the ability of Kindred to operate pursuant to its master lease agreements with Ventas, Inc. (NYSE:VTR). Additional factors that may affect future results are contained in Kindred’s and RehabCare’s filings with the SEC, which are available at the SEC’s web site at www.sec.gov. Many of these factors are beyond the control of Kindred or RehabCare. Kindred and RehabCare disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.

As noted above, this press release includes a financial measure referred to as operating income. Kindred uses operating income as a meaningful measure of operational performance in addition to other measures. Kindred uses operating income to assess the relative performance of its operating divisions as well as the employees that operate these businesses. In addition, Kindred believes this measurement is important because securities analysts and investors use this measurement to compare its performance to other companies in the healthcare industry. Kindred believes that income from continuing operations is the most comparable GAAP measure. Readers of Kindred’s financial information should consider income from continuing operations as an important measure of Kindred’s financial performance because it provides the most complete measure of its performance. Operating income should be considered in addition to, not as a substitute for, or superior to, financial measures based upon GAAP as an indicator of operating performance. A reconciliation of the estimated operating income to income from continuing operations provided in the pro forma financial projections is included in this press release.

Additional Information about this Transaction

In connection with the pending transaction with RehabCare, Kindred will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of Kindred and RehabCare that also constitutes a prospectus of Kindred. Kindred and RehabCare will mail the definitive proxy statement/prospectus to their respective stockholders. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PENDING TRANSACTION WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus (when available) and other related documents filed by Kindred and RehabCare with the SEC at the SEC’s website at www.sec.gov. The joint proxy statement/prospectus (when available) and the other documents filed by Kindred and RehabCare with the SEC may also be obtained for free by accessing Kindred’s website at www.kindredhealthcare.com and clicking on the “Investors” link then clicking on the link for “SEC Filings” or by accessing RehabCare’s website at www.rehabcare.com and clicking on the “Investor Information” link and then clicking on the link for “SEC Filings”.

Participants in this Transaction

Kindred, RehabCare and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from their respective stockholders in favor of the pending transaction. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of stockholders in connection with the pending transaction will be set forth in the joint proxy

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Kindred Healthcare To Acquire RehabCare Group

February 8, 2011

statement/prospectus when it is filed with the SEC. You can find information about Kindred’s executive officers and directors in Kindred’s definitive proxy statement filed with the SEC on April 1, 2010. You can find information about RehabCare’s executive officers and directors in its definitive proxy statement filed with the SEC on March 23, 2010. You can obtain free copies of these documents from Kindred or RehabCare, respectively, using the contact information above.

About Kindred Healthcare

Kindred Healthcare, Inc., a top-200 private employer in the United States, is a FORTUNE 500 healthcare services company based in Louisville, Kentucky with annual revenues of over $4.3 billion and approximately 56,800 employees in 40 states. At December 31, 2010, Kindred through its subsidiaries provided healthcare services in 696 locations, including 89 long-term acute care hospitals, 226 nursing and rehabilitation centers and a contract rehabilitation services business, Peoplefirst rehabilitation services, which served 381 non-affiliated facilities. Ranked as one of Fortune magazine’s Most Admired Healthcare Companies in 2009 and 2010, Kindred’s mission is to promote healing, provide hope, preserve dignity and produce value for each patient, resident, family member, customer, employee and shareholder we serve. For more information, go to www.kindredhealthcare.com.

About RehabCare Group

Established in 1982 and headquartered in St. Louis, MO, RehabCare Group, Inc. (www.rehabcare.com) is a leading provider of post-acute care, owning and operating 34 long-term acute care and rehabilitation hospitals and providing program management services in partnership with over 1,250 hospitals and skilled nursing facilities in 42 states and Puerto Rico. RehabCare is included in the Russell 2000 and Standard and Poor’s Small Cap 600 Indices.

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Kindred Healthcare To Acquire RehabCare Group

February 8, 2011

KINDRED HEALTHCARE, INC.

Reconciliation of Pro Forma Financial Projections - Continuing Operations (a)

For the Year Ending December 31, 2011

(Unaudited)

(In millions, except per share amounts)

	As of February 8, 2011
	Low	High

Operating income	$892	$909

Rent	422	422
Depreciation and amortization	185	185
Interest, net	118	118

Income from continuing operations before income taxes	167	184
Provision for income taxes	66	73

Income from continuing operations	101	111
Allocation to participating unvested restricted stockholders	1	1

Available to common stockholders	$100	$110

Earnings per diluted share	$1.95	$2.15

Shares used in computing earnings per diluted share	51.2	51.2

(a)	The pro forma financial projections included in this press release assume that the pending transaction was consummated on January 1, 2011 and include the projected results of the combined company for the year ended December 31, 2011. Non-recurring costs and expenses associated with the pending transaction have been excluded from the pro forma financial projections. The pro forma financial projections assume that Kindred will realize approximately $25 million of operating synergies in the first year following consummation of the transaction. The pro forma financial projections reflect. Kindred management’s assumptions and estimates as of the date hereof. While Kindred management believes these assumptions and estimates to be reasonable in light of the facts and circumstances known as of the date hereof, the projections are necessarily speculative in nature. Many of these assumptions and estimates are driven by factors beyond the control of Kindred or RehabCare, and it can be expected that one or more of them will not materialize as expected or will vary significantly from actual results. No independent accountants have provided any assurance with respect to these projections. Kindred does not undertake any obligation to update projections and does not intend to do so. See “Forward-Looking Statements” in the accompanying press release.

2010 KINDRED HEALTHCARE QUALITY AND SOCIAL RESPONSIBILITY REPORT

CONTINUE THE CARE

LEADING THE WAY
IN PERSON-CENTERED
AND COORDINATED
POST-ACUTE CARE

Kindred
Healthcare

Dedicated to Hope, Healing and Recovery

IN 2010, 122,010 INDIVIDUALS WERE ADMITTED TO KINDRED, 68,602 (56%) OF THESE PEOPLE WENT HOME OR TO A LOWER-INTENSITY CARE SETTING AFTER AN AVERAGE STAY OF 31 DAYS - 91% WOULD RECOMMEND KINDRED AGAIN.

CONTINUING POST-ACUTE CARE

Every day millions of patients seek and receive care in a general hospital setting where short-term acute care services are provided to address immediate health concerns. The primary goal of the care delivered is to stabilize the patient as a step toward recovery, and discharge them from the hospital.

For 23,000 of these individuals discharged daily, they require ongoing specialized care for a full recovery. These patients require the care, rehabilitation and services delivered across the continuum of post-acute care. What they want is to get the highest quality care at the lowest cost and return home as soon as possible – Kindred has the diverse services in local healthcare delivery systems to meet this goal. Kindred exists to continue their care, in a coordinated way, from hospital to home.

CONTINUE THE CARE

At Kindred, we continue the care for patients and residents in sites of service across the entire post-acute spectrum – including long-term acute care hospitals, transitional care centers, skilled nursing and rehabilitation centers, rehabilitative therapies, assisted living communities,

EACH YEAR, NEARLY 9 MILLION PEOPLE – 23,000 A DAY – ARE DISCHARGED FROM SHORT-TERM ACUTE CARE HOSPITALS AND REQUIRE SOME FORM OF POST-ACUTE CARE.

THE POST-ACUTE CARE CONTINUUM

Kindred’s expertise across the post-acute spectrum allows us to achieve our goal of helping patients recover to the fullest extent by providing care in the proper care setting.

4 • Post-Acute Care

BUILDING A PATH TOWARD COORDINATED, PERSON-CENTERED CARE

homecare and hospice. We specialize in delivering quality medical interventions and transitioning patients to the lowest cost setting that meets their health needs and enhances their quality of life.

In order to best provide care from hospital to home, we utilize integrated and interdisciplinary care management that is disciplined, person-centered, transparent and promotes recovery and wellness. This approach enables Kindred’s nearly 57,000 dedicated employees to provide superior clinical outcomes and quality care, to lower costs by reducing lengths of stay and transitioning patients home more quickly and reduce unnecessary rehospitalizations.

Research indicates that post-acute care provided after a significant medical episode can result in faster and greater clinical improvements than if a patient was discharged home without additional care intervention.

Whether the patient is chronically and critically ill and dependent upon a ventilator, or needs specialized rehabilitative therapies to walk again after a knee or hip replacement – Kindred is here to help with recovery and wellness. To meet individual needs in the lowest cost and most clinically-appropriate setting, with the goal of transitioning every person back to their home, Kindred offers diversified healthcare services across the entire post-acute spectrum.

MEDICARE PATIENTS USE A RANGE OF POST-ACUTE SERVICES MULTIPLE TIMES AFTER THEY LEAVE A TRADITIONAL HOSPITAL.

35% OF MEDICARE BENEFICIARIES ARE DISCHARGED FROM ACUTE HOSPITALS TO POST-ACUTE CARE.(1)

KINDRED IS POSITIONED TO CONTINUE THAT CARE IN A COORDINATED COST-EFFECTIVE WAY.

(1)	RTI, 2009: Examining Post-Acute Care Relationships in an Integrated Hospital System

5 • Post-Acute Care

ABOUT KINDRED

Kindred’s care approach is to provide a continuum of post-acute care in local healthcare delivery markets.

6 • About Kindred

QUALITY CARE IN THE MOST APPROPRIATE SETTING

LONG-TERM ACUTE CARE FOR MEDICALLY COMPLEX PATIENTS

Our LTAC hospitals are designed to provide aggressive interdisciplinary care to medically complex patients who require extended recovery time. Our hospitals are fully licensed as acute care hospitals and are accredited by The Joint Commission.

Subacute Units

Located within our LTAC hospitals, Subacute Units (licensed as skilled nursing centers) are for the patient who needs less than full long-term acute care. These patients might have late-stage emphysema or need wound care by a physician-directed team.

SKILLED NURSING AND REHABILITATION

Our nursing and rehabilitation centers provide a full range of medical, nursing, rehabilitation and social services to treat and support each of our patients and residents. While many of our patients go home within a few weeks, we also provide long-term care for residents with dementia and Alzheimer’s. For those residents who are unable to return home, we provide safe, compassionate care in an environment that fosters independence and dignity.

Transitional Care

A nursing and rehabilitation center where the majority of patients are receiving short-term care is known as a Transitional Care Center. Transitional Care Centers and Units offer short-term rehab and some medically complex care. Our goal is to help patients return home in less than 20-30 days.

HOME HEALTH

Our growing Home Health programs in select markets feature medical interventions, including wound care and rehabilitation therapy that are delivered in the comfort of a patient’s own home. Experienced nurses, therapists and aides work with each individual to maximize physical abilities, to improve their health and well-being, to assist with a variety of daily activities including bathing, and to provide essential education and management of medications and medical conditions.

HOSPICE

Hospice provides a family-oriented model of care designed to meet the spiritual, emotional and physical needs of patients in life’s final transition. Kindred’s Hospice program provides essential respite care for family caregivers, and keeping the patient in a familiar and comfortable environment.

REHABILITATIVE CARE

Kindred, through Peoplefirst Rehabilitation, offers a variety of rehabilitation services including physical, occupational and speech-language therapies. These services are offered across the entire post-acute continuum through every transition from hospital to home.

KINDRED IS POSITIONED TO HELP DETERMINE THE MOST APPROPRIATE SETTING FOR PATIENTS AS THEY CONTINUE THEIR CARE THROUGHOUT A POST-ACUTE EPISODE.

7 • About Kindred

LONG-TERM ACUTE CARE HOSPITALS

OUR MEDICALLY COMPLEX PATIENTS OFTEN NEED THE FOLLOWING TYPES OF CARE:

•	pulmonary care (ventilator management and weaning)

•	complex wound care

•	intensive short-term rehabilitation

•	dialysis

•	IV antibiotic therapy

•	pain management

Kindred long-term acute care (LTAC) hospitals provide aggressive, specialized interdisciplinary care to medically complex patients who require extended recovery time. These patients are critically and chronically ill and have few care options left; they come to us because they require the kind of care and prolonged recovery time that conventional short-term acute care hospitals may not be equipped to provide. Kindred hospitals reduce the cost, trauma and risk of short-term hospital re-admission by being staffed and equipped to rapidly respond to changes in medical condition.

Our LTAC hospitals are subject to the same three levels of quality oversight as general hospitals. Kindred hospitals are accredited by The Joint Commission and certified for participation in the Medicare Program by the Centers for Medicare and Medicaid Services. In addition, every Kindred hospital is licensed by state regulatory authorities and inspected for compliance with state standards.

WHO ARE OUR PATIENTS?

Kindred uses nationally validated, commercially available patient screening criteria to evaluate the appropriateness of patients admitted to LTAC hospitals. The criteria basically define an LTAC level of care as comparable to an acute hospital level of care with additional criteria for intensity of service and severity of illness.

Kindred’s average length of stay ranges from 27 – 31 days. Studies show that LTAC patients are more medically complex than those in other settings. Several independent and government sponsored studies report that LTAC hospitals treat the sickest, and most costly to care for, Medicare patients.

8 • Long-Term Acute Care Hospitals

SERVICES TAILORED FOR THE MEDICALLY COMPLEX PATIENT

Many Kindred hospitals provide an intensive level of care that include intensive care units (ICUs), special care units, high observation units and telemetry units. Additionally, Kindred hospitals have ancillary services including laboratory, radiology and operating or procedure rooms.

All Kindred hospitals have monitoring capabilities through telemetry. Kindred policy requires that electronic telemetry tracings be monitored 24 hours a day, seven days a week, 365 days a year.

To improve caregiver communication and quality, Kindred has developed an electronic health record system called ProTouch. This automated charting and ordering system improves accuracy and helps prevent errors.

PHYSICIANS DEDICATED TO RECOVERY

Kindred understands the vital role of physician participation in everything we do from the Board of Directors to the bedside.

Kindred’s Board of Directors has an active Compliance and Quality Committee that meets quarterly, chaired by a physician who has provided services to hospitals and nursing and rehabilitation centers for more than 30 years, with specific expertise in emergency medicine and long-term care.

We also have a full-time, board-certified Chief Medical Officer and a Medical Advisory Board comprised of 15 physicians, both community and academically based, who provide guidance and oversight on physician and clinical practice issues in our hospitals. We also have a Pharmacy Standards Committee that provides guidance on pharmacy standards and medication safety issues.

28, 766 PATIENTS (64%) WENT HOME OR TO A LOWER LEVEL OF CARE IN 2010 AFTER AN AVERAGE LENGTH OF STAY OF 30 DAYS.

15,755 PATIENTS (35%) WERE DISCHARGED TO SKILLED NURSING FACILITIES IN 2010

9 • Long-Term Acute Care Hospitals

MORE THAN 1/4 OF OUR PATIENTS ARE COMING FROM MANAGED CARE OR COMMERCIAL INSURANCE CASE MANAGERS BECAUSE LTAC HOSPITALS ARE VIEWED AS A QUALITY, COST-EFFECTIVE ALTERNATIVE TO LONG STAYS IN COMMUNITY HOSPITALS.

At the hospital level we have a Medical Executive Committee, a primary Medical Director and specialty Medical Directors, charged with oversight of physician practice and quality issues. In terms of attending physicians, over 8,000 have been credentialed to practice in Kindred hospitals.

As with all hospitals, Kindred bylaws require that attending physicians be responsible for the care of their patients 24 hours a day, seven days a week. As an additional resource to attending physicians, the vast majority of Kindred hospitals have a contracted physician onsite from 7 p.m. to 7 a.m. to provide emergency services, if needed.

SUBACUTE UNITS

Located within our LTAC hospitals, Subacute Units (licensed as skilled nursing centers) are for the patient who requires less than full long-term acute care. These patients might have late-stage emphysema or need wound care by a physician-directed team.

The focus of our Subacute Units is to provide medically supervised, comprehensive rehabilitation for medically complex patients who no longer need acute care but need additional rehabilitation through a team of nurses, physicians and our Peoplefirst Rehabilitation therapists.

10 • Long-Term Acute Care Hospitals

LONG-TERM ACUTE CARE PATIENTS ARE RE-ADMITTED TO ACUTE CARE HOSPITALS 27% LESS OFTEN THAN SIMILAR PATIENTS WHO DID NOT HAVE ACCESS TO LONG-TERM ACUTE CARE. Source: Medicare Payment Advisory Commission, Report to Congress (2004)

“The majority of LTAC admissions are medically complex and there is general consensus that these cases need the more intensive treatment programs provided by LTACs,” and “LTACs serve a more severely ill patient population than any other provider category.”

–Government-sponsored study by RTI International, 2007

11 • Long-Term Acute Care Hospitals

NURSING AND REHABILITATION CENTERS

Nursing and rehabilitation centers across the country have adapted to meet the diverse needs of today’s patients and residents. Increasingly, our patients are more medically and clinically complex with growing nursing and therapy needs. Despite caring for sicker patients, Kindred nursing and rehabilitation centers have continued to improve quality outcomes by responding with more nursing and therapy staff to meet patient needs.

Our skilled nursing and rehabilitation centers offer award-winning care. Most Kindred nursing centers have been nationally recognized with more than 85% earning a National Quality Award from the American Health Care Association, which are based on the Malcolm Baldrige National Quality Award Program.

These centers provide a full range of medical, nursing, rehabilitation and social services to treat and support each of our patients and residents. Many of our patients go home within a few weeks, and for those residents who are unable to return home, we provide safe, compassionate care in an environment that fosters independence and dignity.

TRANSITIONAL CARE

We recognize these changing needs and have focused on services to meet them. Our Transitional Care Centers and Transitional Care Units are shaping the future of our nursing and rehabilitation centers. These units focus on patients who require short-term rehabilitative care. Generally they are recuperating from joint surgery or other procedures and need an intensive, supervised rehabilitation regimen rather than a traditional stay in a nursing home.

Additional rehabilitation services include physical, occupational and speech-language therapies. These services are designed to restore patients and residents to 75 – 100% of their prior level of function.

DEMENTIA AND ALZHEIMER’S CARE

While we are advancing our rehabilitative services, Kindred understands a great percentage of our residents have some sort of dementia, including Alzheimer’s disease. Many of our nursing and rehabilitation centers specialize in the unique challenges facing these residents and offer a supportive and safe environment for the resident, and peace of mind for their families.

39,836 PATIENTS (50%) ADMITTED TO KINDRED NURSING AND REHABILITATION CENTERS RETURNED HOME AFTER AN AVERAGE STAY OF 32 DAYS IN 2010, AND 95% OF THESE PATIENTS RETURNED HOME IN LESS THAN 90 DAYS.

12 • Nursing and Rehabilitation Centers

KINDRED IS CARING FOR MORE AND SICKER PATIENTS...

AND IN TURN HAS INVESTED IN ADDITIONAL CLINICAL RESOURCES...

RESULTING IN FEWER REHOSPITALIZATIONS AND MORE PATIENTS GOING HOME SOONER...

AT A LOWER COST TO THE HEALTHCARE SYSTEM.

13 • Nursing and Rehabilitation Centers

“Patients with joint replacement discharged from skilled nursing facilities and inpatient rehab facilities do not differ materially… in terms of functional status and other outcomes.”*

Both settings provide intensive rehabilitation care and show significant outcome improvement.

*DeJong, et al. Archives of Physical Medicine and Rehabilitation, vol. 90 Aug. 2009

14 • Nursing and Rehabilitation Centers

CARE AND SUPPORT

All of our services – including intensive rehabilitative transitional care, specialized dementia and Alzheimer’s care, or hospice and palliative care – are designed to provide a home-like environment to allow for independence and enable our patients and residents to receive the medical care they need, the restorative therapy they require, and the support they and their families deserve.

15 • Nursing and Rehabilitation Centers

PEOPLEFIRST REHABILITATION

Apart from the setting, two things that make for better outcomes are starting rehab earlier after surgery and obtaining more intense therapy, namely more physical and occupational therapy per day.* Peoplefirst has protocols in place to maximize these critical components in our patients’ recovery.

*DeJong, et al. Archives of Physical Medicine and Rehabilitation, vol. 90 Aug. 2009

Peoplefirst Rehabilitation helps patients and residents recover to the highest level of independence possible by providing intense physical, occupational and speech-language therapies in settings across the entire post-acute continuum. Our therapists are committed to emphasizing a patient’s abilities rather than disabilities, and we use leading-edge technology to help our patients lead the most pain-free, productive lives possible.

Our therapists treat increasingly complex patients with much more intense rehabilitative needs, particularly those patients in our Transitional Care Centers who have rehab needs of up to three hours per day. In 2010, across all Kindred settings within the post-acute continuum, Peoplefirst therapists provided an average of 95 minutes of treatment per patient per day. A growing body of research indicates that higher intensity therapy interventions provided in nursing and rehabilitation centers result in shorter lengths of stay and return to home.

We invest in the knowledge base and training of our therapists to meet this increasing demand from medically complex patients to ensure that the tools are in place to provide the most effective rehabilitation to successfully transition patients to the most appropriate and lowest cost setting available.

Peoplefirst therapy services and specialized programs are tailored to meet the unique needs and capabilities of each individual patient in order to deliver on providing the best quality of life.

16 • Peoplefirst Rehabilitation

EXCELLENCE THROUGH INFORMATION

These rehabilitation services are provided in our own hospitals and nursing and rehabilitation centers in addition to non-Kindred facilities. Our reputation for clinical excellence includes a clinical information management system. This information helps provide continuous analysis of our clinical results and is used in the successful management of our rehab programs. Peoplefirst has also developed and implemented proprietary handheld technology to improve the productivity of therapists.

DELIVERING IMPROVED OUTCOMES

In 2010, the physical and occupational therapy services provided by Peoplefirst led to a 76.4% improvement in function for patients from what they were able to do before they became ill or injured.

Earlier rehabilitation admission, higher-level activities early in the rehabilitation process, tube feeding and newer medications are associated with better stroke rehabilitation outcomes.

Horn et al, Archives of Physical Medicine and Rehabilitation Vol 86, December 2005

OUR SERVICES INCLUDE:

•	physical, occupational and speech-language therapies

Specialized Programs include:

•	cardio-pulmonary rehabilitation

•	palliative care

•	home care and hospice

•	orthopedic rehabilitation

•	neuro rehabilitation

•	wound care

•	lymphedema

•	low vision support

•	medically complex care

17 • Peoplefirst Rehabilitation

POWERING INNOVATION

INNOVATIONS AND PARTNERSHIPS IN CARE INTEGRATION

In 2010, Kindred elevated our ongoing efforts with acute care hospitals, health systems and payors to optimize care delivery and coordination. We have been building these relationships over the past several years and have seen improved patient care outcomes.

Our initiatives align goals that healthcare providers, policy makers and patients share, including reduced avoidable rehospitalizations, improved care transitions and better healthcare coordination. Kindred’s early experience in care coordination and continuum of care management facilitates participation in pilots to test new models of care delivery and payment.

Some of the partnerships and care integration in 2010 included formation of, and ongoing participation on, Joint Operating Committees with acute care hospitals in select markets to foster clinical collaboration between acute and post-acute clinicians, and improved information technology (IT) linkages and connectivity. These pilots and programs are demonstrating improvement – including fewer readmissions, more patients discharged to home and better mortality rates – all of which result in cost-savings.

As part of Kindred’s efforts to facilitate better integrated care across settings, 2010 marked growth in several collaboratives that enhance integration and partnerships with acute-care healthcare providers.

One such collaborative is between Norton Healthcare and Kindred in Louisville, Kentucky, the home office for both organizations. Norton is an integrated health system that is one of four sites nationally participating in the “Accountable Care Organization” demonstration project sponsored by Dartmouth University and the Brookings Institute. Kindred and Norton have established a Joint Operating Committee which focuses on improving care transitions between the acute and post-acute settings through integration of physician practice across sites of care, coordinating care management functions, improving quality outcomes and ultimately achieving efficiencies.

“Our collaborative with Kindred to improve care coordination for patients from our hospitals, to post-acute settings, to home is an integral part of Norton Healthcare’s overall effort to identify innovative ways to improve care, reduce costs and enhance the overall health of our community.”

– Russell Cox, Chief Operating Officer, Norton Healthcare

Andrew Kramer, M.D.

•	Founder and Chief Executive Officer, Nursing Home Quality LLC

•	Professor Emeritus University of Colorado School of Medicine

•	Internal Medicine Faculty Member since 1982

•	Established Division of Health Care Policy and Research, University of Colorado Department of Medicine in 2001

•	Awarded over $70 million in Research Grants from NIH, CMS, DHHS and numerous foundations

INNOVATIONS IN REDUCING REHOSPITALIZATIONS

Kindred is focused on innovative strategies that can improve quality and at the same time reduce healthcare costs. One such area is rehospitalizations, or the reality that over 34% of Medicare beneficiaries who leave a hospital are readmitted within 90 days and that unplanned re-hospitalizations cost Medicare over $17 billion a year (N Engl J Med 2009; 360:1418-1428).

THERE HAS BEEN A 5.6% IMPROVEMENT IN KINDRED NURSING AND REHABILITATION CENTERS’ REHOSPITALIZATION RATE AFTER 30 DAYS FROM 2008-2010

18 • Innovation

“The real world challenge for both acute and post-acute providers is to prospectively identify which patients are at highest risk for hospital admission. Our research has shown that high risk patients can be identified so that clinicians can target care interventions known to be effective in reducing the need for a hospital admission.”

– Andrew Kramer, M.D.

The Kindred Foundation, a 501(c)(3) entity formed to advance research in post-acute and long term care, is supporting a project to develop an application to identify patients at highest risk of hospitalization so that Kindred clinicians can target care interventions for these patients, and to match patients with Kindred sites of care and services to reduce hospitalization risk. The research team is being led by physician and health services researcher, Andrew Kramer, M.D, Chief Executive Officer of Nursing Home Quality LLC. Dr. Kramer previously conducted groundbreaking and widely cited research on re-hospitalizations for the Centers for Medicare and Medicaid Services (CMS) and the Medicare Payment Advisory Commission (MedPAC).

INNOVATIONS IN CLINICAL TRAINING

Clinical Impact Symposia

As an ongoing effort to enhance and improve the clinical practice of our nurses and caregivers along the post-acute care continuum, we have developed annual Clinical Impact Symposia to advance Kindred as a leader in clinical excellence.

2010 Respiratory Care Clinical Impact Symposium

The 2010 Respiratory Care Across the Continuum symposium sought to convene the leaders and premier educators in respiratory care along with those delivering care across the post-acute continuum to share best-practices and innovations in respiratory care. One highlight of the three-day event was a presentation by Dr. Forrest Bird, the inventor of the world’s first mass-produced mechanical ventilator.

Participants in the symposium included representatives from Kindred LTAC hospitals, nursing and rehabilitation centers and Peoplefirst Rehabilitation emphasizing our interdisciplinary approach to patient care and offering cross-divisional networking opportunities. The symposium also featured poster presentations, offering yet another opportunity for sharing and learning from best-care practices.

2009 Wound Management Clinical Impact Symposium

In 2009, Kindred instituted its inaugural Clinical Impact Symposium, focusing on a clinical issue that is of crucial importance to care across the entire acute and post-acute continuum – wound care. More than 300 participants from all three divisions attended the Wound Management –Setting Standards for Care symposium, where nationally respected wound care experts, including keynote speaker Dr. Barbara Bates-Jensen, RN, PhD, and Dr. Susan Horn, PhD, gave presentations and attendees interacted with hands-on skills demonstrations.

Those in attendance discussed their common issues, including the importance of gathering and analyzing data, which enables clinicians to make the best care decisions and achieve the best outcomes when assessing and treating wounds.

19 • Innovation

OUR PEOPLE – OUR MOST IMPORTANT ASSET

Kindred recognizes that our greatest strength is the nearly 57,000 dedicated and compassionate employees who create our dynamic culture of caring. Every day, they deliver on our promise of hope, healing and recovery. We understand that in order to best equip Kindred employees to continue to deliver on that promise, we must provide the necessary leadership skills, training, tools and investment in their health and well-being.

Our goal is to attract, develop and retain outstanding talent and to provide the tools and training to continue to excel and grow professionally.

LEADERSHIP & PROFESSIONAL DEVELOPMENT

Our Executive Fellowship and Nurse Leadership Programs are designed to provide hands-on field experience, practical tools and resources to help our employees better understand what will face them in both the executive and clinical worlds.

Kindred provides continuing education, in-service programs and quality improvement guidance. These programs are provided to maintain staff competency and enrich knowledge for enhancing quality patient care. Additionally, we offer financial support and encouragement for our employees to take advantage of educational opportunities outside of scheduled work hours.

Our investment in our people – in their professional development, personal growth and healthy lifestyles – is an integral part of our culture. What we do results in an engaged workforce that is empowered and encouraged to plan for the future, take care of their own health and that of their families, and live life to its fullest.

Over $300 million was invested in our employees in 2010.	$30.5 million in employee training • over $115 million to our employee healthcare plan • $2.1 million to employees in tuition reimbursement • over $20 million invested in employee recognition and bonus programs for non-management employees throughout the year

20 • Our People

OVER 43,000

employees and dependents were covered under Kindred’s medical plan in 2010 – an increase of 1,295 from 2004.

In 2010

OVER 20,000

employees and dependents completed a Health Risk Assessment for 2011. This is approximately a 60% increase over 2010. These employees will receive $7 million in reduced premium payments if they engage in wellness programs

OUR COMMITMENT TO DIVERSITY

The Kindred workforce is a team of diverse individuals that share the common goal of providing the highest quality care for our patients and residents. We celebrate this diversity, and in 2010 we named a Chief Diversity Officer to broaden the inclusive culture of Kindred and to expand opportunities available for women and minorities. In 2010, Kindred’s compassionate workforce was composed of more than 81% women and nearly 42% minorities.

21 • Our People

KINDRED’S CONTRIBUTION TO OUR ECONOMY AND COMMUNITIES

$3.5 MILLION HAS BEEN DONATED BY KINDRED AND OUR EMPLOYEES TO THE ALZHEIMER’S ASSOCIATION THROUGH THE NATIONAL MEMORY WALK.

LAST YEAR EMPLOYEES DONATED ALMOST 10,000 HOURS WORTH OVER $200,000 TO FELLOW EMPLOYEES WHO HAD EMERGENCY SITUATIONS.

ALMOST $3.5 MILLION HAS BEEN DONATED TO ASSIST MORE THAN 2,300 EMPLOYEES THROUGH THE HOPE FUND.

GIVING HOPE TO EACH OTHER

An essential part of the Kindred mission is that we also take care of each other. While life is never easy, some situations are more difficult than others. At these times, maintaining hope can become a daily challenge for our employees and their families. It is specifically for this reason that The HOPE Fund (Helping Others Persevere through Emergencies), a 501(c)(3), was created to assist Kindred employees facing challenging, catastrophic life events.

Since 2005, almost $3.5 million has been donated to assist employees struggling through seemingly insurmountable difficulties such as deaths, terminal illness and devastating weather events, like floods, hurricanes and wildfires. In all, we have helped more than 2,300 employees.

GIVING BACK TO THE COMMUNITY

Our commitment to our patients and residents extends to helping raise money to fight the diseases that most affect them and their loved ones. We help enhance local community fundraising by matching donations raised by our employees. Through the Kindred Foundation, a 501(c)(3), we have created strong national and regional partnerships with the Alzheimer’s Association, the American Heart Association and the American Lung Association.

Since 2005, Kindred and our employees have contributed over $3.5 million to the Alzheimer’s Association through participation in the organization’s national Memory Walk. Each year, about 3,000 employees participate in more than 100 walks across the United States.

22 • Economic and Community Impact

KINDRED IS THE 168th LARGEST NON-GOVERNMENT EMPLOYER IN THE UNITED STATES.

OVER $2.1 BILLION IN SALARIES AND LABOR COSTS • ALMOST $75 MILLION IN EMPLOYEE STATE INCOME TAXES • OVER $115 MILLION IN COMPANY-PAID HEALTH INSURANCE • OVER $145 MILLION IN PROVIDER, PROPERTY AND INCOME TAXES • OVER $525 MILLION IN PRODUCTS AND SERVICES FROM VENDORS

KINDRED’S ECONOMIC IMPACT

Healthcare plays a major role in the economy, and Kindred takes its role in reducing the cost of healthcare seriously. We also understand that Kindred has a role to help support economic recovery. Kindred Health-care’s contribution to the economy is demonstrated in a number of ways, including salaries, taxes, benefits and through being a quality employer.

IN 2010

KINDRED INCREASED

the number of net clinical employees by over 2,600, including hiring 703 RNs, 195 LPNs, 1,024 CNAs and 686 physical, occupational and speech-language therapists.

23 • Economic and Community Impact

Kindred
Healthcare

680 South Fourth Street
Louisville, Kentucky 40202
www.kindredhealthcare.com

COPYRIGHT © 2011 Kindred Healthcare Operating, Inc. CSR127342

Additional Information About this Transaction

In connection with the proposed transaction with RehabCare Group, Inc. (“RehabCare”), Kindred Healthcare, Inc. (“Kindred”) will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a joint proxy statement of Kindred and RehabCare that also constitutes a prospectus of Kindred. Kindred and RehabCare will mail the definitive proxy statement/prospectus to their respective stockholders. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus (when available) and other related documents filed by Kindred and RehabCare with the SEC at the SEC’s website at www.sec.gov. The joint proxy statement/prospectus (when available) and the other documents filed by Kindred and RehabCare with the SEC may also be obtained for free by accessing Kindred’s website at www.kindredhealthcare.com and clicking on the “Investors” link and then clicking on the link for “SEC Filings” or by accessing RehabCare’s website at www.rehabcare.com and clicking on the “Investor Information” link and then clicking on the link for “SEC Filings”.

Participants in this Transaction

Kindred, RehabCare and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from their respective stockholders in favor of the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of stockholders in connection with the proposed transaction will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Kindred’s executive officers and directors in Kindred’s definitive proxy statement filed with the SEC on April 1, 2010. You can find information about RehabCare’s executive officers and directors in its definitive proxy statement filed with the SEC on March 23, 2010. You can obtain free copies of these documents from Kindred or RehabCare, respectively, using the contact information above.

Forward-Looking Statements

Information set forth herein contains forward-looking statements, which involve a number of risks and uncertainties. Kindred and RehabCare caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Kindred and RehabCare, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: (a) the receipt of all required licensure and regulatory approvals and the satisfaction of the closing conditions to the acquisition of RehabCare by Kindred, including approval of the pending transaction by the shareholders of the respective companies, and Kindred’s ability to complete the required financing as contemplated by the financing commitment; (b) Kindred’s ability to integrate the operations of the acquired hospitals and rehabilitation services operations and realize the anticipated revenues, economies of scale, cost synergies and productivity gains in connection with the RehabCare acquisition and any other acquisitions that may be undertaken during 2011, as and when planned, including the potential for unanticipated issues, expenses and liabilities associated with those acquisitions and the risk that RehabCare fails to meet its expected financial and operating targets; (c) the potential for diversion of management time and resources in seeking to complete the RehabCare acquisition and integrate its operations; (d) the potential failure to retain key employees of RehabCare; (e) the impact of Kindred’s significantly increased levels of indebtedness as a result of the RehabCare acquisition on Kindred’s funding costs, operating flexibility and ability to fund ongoing operations with additional borrowings, particularly in light of ongoing volatility in the credit and capital markets; (f) the potential for dilution to Kindred stockholders as a result of the RehabCare acquisition; and (g) the ability of the Company to operate pursuant to the terms of its debt obligations, including Kindred’s obligations under financings undertaken to complete the

RehabCare acquisition, and the ability of Kindred to operate pursuant to its master lease agreements with Ventas, Inc. (NYSE:VTR). Additional factors that may affect future results are contained in Kindred’s and RehabCare’s filings with the SEC, which are available at the SEC’s web site at www.sec.gov. Many of these factors are beyond the control of Kindred or RehabCare. Kindred and RehabCare disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.